## Contact

www.linkedin.com/in/corey-wood-elixir (LinkedIn)

elixirkombucha.com (Company)

# Corey Wood

Co-founder Elixir Kombucha

Louisville, Kentucky, United States

## Experience

**Elixir Kombucha**

Co-Founder and CEO

December 2015 - Present (7 years)

Louisville, Kentucky, United States

**Kombucha Brewers International**

Board Member

May 2019 - Present (3 years 7 months)

**UofL Health**

RN

January 2011 - Present (11 years 11 months)

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## Education

**University of Louisville**

Bachelor of Science (B.S.), Registered Nursing/Registered Nurse · (2006 - 2010)